Entertainment

Chicks With Class

Unique Workshops to help girls reach their full potential

CHICKSWITHCLASS.COM HOUSTON TEXAS



ME
yu
(tiful)
I ME
Chicks

Growing up, I had low self-esteem, which I believe played a huge part in my struggles— including teen pregnancy, self-neglect, low academic achievement and even contemplating suicide. Gaining my confidence led me to reach my full potential. We help girls just like me see how important self-worth is to reach their own full potential.

Margo Jordan-Baines Founder @ Chicks With Class

ABOUT | UPDATES | GRAPEVINE | ASK A QUESTION

Why you may want to support us...

1. Operating for 2.5 years, impact is doubling each year with over 10,000 girls impacted to date.
2. Grossed 250k to date, which has doubled every year since 2016.
3. School curriculum implemented in over 30 schools, working with 15+ school districts including Houston's largest school district.
4. First and Only Public Benefit Corp in Texas as a Girls Empowerment Company. Unsaturated market allows us major advantage.
5. 100% of participants' self-esteem and confidence increased from pre- and post-surveys.
6. Convert 99% of participants from workshops program (6 to 9 months long on average).

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Margo Jordan-Baines
Founder
Created a new industry with Girls Empowerment Company allowing for revenue generation through girl empowered events.

Brooke Burns
Senior Recruiter
Founder of Bee Cosmetics, a Vegan and Cruelty free cosmetic company which also aims to empower girls through STEM and social skills education.

In the news

No Logo · THE BUSINESS JOURNALS · No Logo · No Logo · No Logo · No Logo · No Logo

Downloads

CWC Ecosystem Pitch Deck 1.pdf

7 in 10 girls believe they are not good enough. We're changing that.

Low self-esteem affects how young girls feel about their future careers with only 1 in 3 girls feeling confident they will have a successful career in the future.

Before I gained my confidence and increased my self-esteem, I was a shy, timid girl. When I found my inner core, I was able to reach my full potential. But it wasn't easy.

I started Chicks with Class and created workshops to help other girls reach their full potential.

And they work. From looking at pre- and post-surveys, 100% of our participants have stated they've had their self-esteem and confidence increase.



The girls love us. 99% of participants from our workshops end up enrolling in a longer program for 7 months on average.

We sought to open the first Brick and Mortar location for-profit entity intended for Girl Enrichment.What a HIT!



DONUTS
Chicks
with class
Celebrating Style & Education

Grand Opening of our first brick and mortar.

Today, we are the first and only Public Benefit Corp in Texas as a girls empowerment company



Franchise System
from Margo Jordan-Baines
Chicks
with class
Inviting Tween Celebrities Out For Meet & Greets,
Providing Networking Opportunities And Learning Experiences
00:53
vimeo

This is a $3 billion market.

The United States has approximately 20 million Tweens (ages 6-12). According to statistics, 75% of girls will need our services. From the way we've grown over the past few years according to studies, our company will only grow from here. Parents are spending an average of $1000 annually on services such as the ones we offer on their children.



MARKET
Chicks
Child Education & Developmental Center Franchises Industry in the US
Over the five years to 2019 (2016, 2017, 2018, 2019)
6.8%
5-year growth
$3.3 billion
industry revenue is expected to grow
including a robust 5.4% increase in 2019 alone.
Enrichment Programs
A September 2015 report by IBISWorld reported that child education and developmental center franchises in the United States earned annual revenue of $3 billion.
3 BILLION
Experienced 5.1 percent annual growth in the five years between 2011 and 2016.
Certified WBENC

Our workshops come in 3 forms

The goal is to emphasize and increase positive body image, self-worth, and overall, self-esteem through the following venues:



SOLUTION
Chicks
Our goal is to emphasize and increase positive body image, self worth and overall self-esteem through:
FRANCHISED CENTERS
SCHOOL CURRICULUM
YOUTH CONFERENCES
= INCREASING SELF-ESTEEM

Entertainment Center



Founder leading workshop with girls at an in-center event — the "Ultimate Tween Empowerment Brunch."

School Curriculum



Hands-on classroom workshops where girls learn etiquette skills.

Youth Conference

Chicks With Class has its first-ever Tween Girls Conference in 2014. Then, we had our largest girl conference hosted in December 2016 and the audience fell in love with our concept. Tween celebrity guests attended as well— from Skai Jackson to Lyric Hurd.



Chicks
with class

2016 Youth Conference featuring Disney Star Skai Jackson.





Revenue

We've doubled our revenue and impact each year since we began offering our services in 2016.


TRACTION
200k
150k
100k
50k
0k
2016
Impacted 400 girls 0 schools
2017
Impacted 1600 girls 3 schools
2018
Impacted 8900 girls 9 schools
2019
Impacted 10k girls 11 schools 5 school districts

Milestones

We want our centers to be located around the United States and internationally. Our curriculum will be implemented in schools all over the US and the conferences will be experiences hosted around the world.

Note: the events below are forward looking milestones that we have not yet achieved, and cannot guarantee that we will achieve.


MILESTONES
We want our centers to be located around the United Stated and internationally. Our curriculum will be implemented in schools all over the US and the conferences will be experiences hosted around the world.
1st Franchise Location Impact +5000 Girls
2020
1st International Girls Conference Impact 7k Girls
Summer 2020
2021
10 Franchise Locations Impact 30k Girls
50 schools contracted Impact 100k Girls
2022
2023
25 Franchise Locations 200k Girls Impacted
2024
4 Conferences hosted annually plus 1 internationally 500k girls impacted

Join us today

For 2 years, we proved our concept. We took any revenue generated and put it right back into the business for marketing and impact purposes. We bootstrapped our way from 0 to 259k in revenue including a 25k winning from a Social Enterprise targeted pitch competition. Now, we're asking for your help to expand Chicks with Class. Join our journey and invest today!


BBVA Compass
Creating Opportunities
BBVA Momentum
December 15, 2017
Chicks With Class
$ 25,000.00
Twenty-five thousand and 00/100
BBVA Momentum
BBVA Compass

It's just the beginning.


CWC Brunch
from Margo Jordan-Baines
Beauty Brunch
vimeo

Investor Q&A

— COLLAPSE ALL

What does your company do?

We help girls reach their full potential through unique workshops taught at our centers, conferences, and school programs. The centers are where we host workshops ranging from etiquette, public speaking and confidence building sessions. We also have a girl empowered retail line that makes confidence and self-esteem a fashion statement! The workshops we developed are also taught in schools and our girls conferences.

Where will your company be in 5 years?

In 5 years, I want to have franchised locations throughout the United States and Internationally. I also want to launch our school programs in schools across the United States. Our company will positively impact over 200,000 girls by the year 2025. Our Girls conferences will be held in cities every month with one huge international conference once a year.

Why did you choose this idea?

Growing up, I had low self-esteem, which I believe played a huge part in my struggles—including teen pregnancy, self-neglect, low academic achievement and even contemplating suicide. Gaining my confidence led me to reach my full potential. We help girls just like me see how important self-worth is to reach their own full potential.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

We are at a place in our society when the world is recognizing how powerful women are. The time to empower our young girls is now. By developing our girls we are helping shape them into the women who will ultimately make the world a better place. Social Impact and Social Entrepreneurship are also becoming more and more popular among investors because people want to feel good about their investments. Using commercial strategies to solve social issues provides benefits for both stakeholders and shareholders. Companies such as mine have always been in the 'Non-profit' sector. With the new industry of social enterprises, it allows me to enter into the market and create a new industry for my type of company.

What is your proudest accomplishment?

My proudest accomplishment has been the positive impact the company has had on over 10,000 girls. Our ability to constantly curate new and innovative ways to reach our target audience has been unmatched by any competitor.

How far along are you? What's your biggest obstacle?

We have had our Center in operation for 2 1/2 years, the school curriculum has been implemented in over 30 schools and our conferences have successfully impacted girls nationwide. Our biggest obstacle to date is positive cash flow and marketing budgets. Though we are breaking even with revenues we don't have enough funds to market and reach new customers. After we acquire the capital needed, we will be able to perform the necessary marketing which will, in turn, bring in the customers.

Who are your competitors? Who is the biggest threat?

We don't have direct competition at this time in our industry. We are the only 'for-profit' entity with our offerings. There are non-profit organizations that offer mentoring programs for girls as well as schools offering workshops towards boosting low self-esteem. Indirect competition would be Non profits like Girls Inc or Girl Scouts because those are the only alternatives for my market. The biggest threat are negative alternatives and effects of having low self esteem.

What do you understand that your competitors don't?

If we did have direct competitors, we would say they don't understand the need to reach our target audience creatively.

How will you make money?

I will generate revenue through the franchise center fees and royalties, the school curriculum and girls conferences. The franchise fees are 25k with 6% royalties. Our school curriculum contract range anywhere from 1k to 25k per school. Our girls' conferences bring in anywhere from 20k-40k in revenue.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk we face right now is the fact we are first to market. Our company concept is something that has been proven to work because we have revenue to prove the demand. Failing isn't an option for our company due to the amount of different revenue streams we can bring in however if one steam fails it would be due to inefficient marketing. In order for us to succeed, we need the investment necessary to expand and market efficiently.

What do you need the most help with?

I need assistance with company guidance. Due to the various streams of revenue and impact we find it difficult to focus on just one area I would want assistance in analyzing the area that has the highest potential of growth via revenue and impact.

What would you do with the money you raise?

The money we raise would be used for marketing purposes and expansion. We would want to spend the capital on radio, tv and print advertisements. This will bring in the customers we need to expand and obtain the land needed to build a bigger facility. This will also lead to us furthering the franchise system. We know we have a great concept with an even more impactful brand we just need our target audience to be aware of our presence.